March 17, 2014

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 17, 2007 regarding the sale of the Investor Class shares, our opinion dated December 1, 2009 regarding the sale of the Institutional Class shares, and our opinion dated October 30, 2013 regarding the sale of Class A shares of the Smead Value Fund, a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.